UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

____________________________

PAR PETROLEUM CORPORATION
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors, LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event Which Requires Filing of This Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,961,711 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,961,711 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,961,711 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 37,109,496 shares of Common Stock issued and outstanding as of August 3, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 7, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,897,227 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,897,227 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,897,227 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 37,109,496 shares of Common Stock issued and outstanding as of August 3, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 7, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Percent of class is calculated based on 37,109,496 shares of Common Stock issued and outstanding as of August 3, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 7, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,449,042 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,449,042 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,449,042 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*
Percent of class is calculated based on 37,109,496 shares of Common Stock issued and outstanding as of August 3, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 7, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Petroleum Corporation, a Delaware corporation (the "Issuer"), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014 and Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a), (c), (f)  The following additional entity is included as a Reporting Person on whose behalf this statement on Schedule 13D is being filed:

(i)	Whitebox General Partner LLC, a Delaware limited liability company ("WGP").

On August 3, 2015 WGP replaced WAA, WMSA, WCRAA1, WCCAA2, PSA, WSOA and WA (together, the "Existing General Partners") as the general partner of WAP, WMSP, WCRAP3, WCCAP4, PSP, WSOF and WIP (together, the "Whitebox Private Funds"), respectively.

As a result of the replacement of the Existing General Partners of the Whitebox Private Funds, with WGP, the Existing General Partners no longer have the power to vote and dispose of any shares of Common Stock held by the Whitebox Private Funds.  Consequently, the Existing General Partners are no longer considered Reporting Persons for purposes of this statement on Schedule 13D.

WGP, as the general partner to the Whitebox Private Funds, has the power to direct the affairs of the Whitebox Private Funds, including the power to vote and dispose of the shares of Common Stock held by the Whitebox Private Funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

Based on the relationships described herein, these entities may be deemed to be part of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The filing of this statement shall not be construed as an admission that these entities and the other Reporting Persons are a group, or have agreed to act as a group.

The name, business address, present principal employment and citizenship of the Executive Officers and Board of Managers of WA is set forth in Exhibit 99.1.

The name, business address, present principal employment and citizenship of the Board of WGP is set forth in Exhibit 99.10.

(b)  The principal business and office address of WGP is:

3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416

1 On January 1, 2015, the name of Whitebox Credit Arbitrage Advisors, LLC was changed to Whitebox Credit Advisors, LLC.
2 On January 1, 2015, the name of Whitebox Concentrated Convertible Arbitrage Advisors, LLC was changed to Whitebox Relative Value Advisors, LLC.
3 On January 19, 2015 the name Whitebox Credit Arbitrage Partners, L.P. was changed to Whitebox Credit Partners, L.P.
4 On January 19, 2015 the name Whitebox Concentrated Convertible Arbitrage Partners, L.P. was changed to Whitebox Relative Value Partners, L.P.

(e) Except as set forth below in this Item 2(e) none of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  Whitebox fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) See Items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of August 12, 2015. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 37,109,496 shares of Common Stock outstanding as of August 3, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 7, 2015. The 345,135 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.
(b) See Items 7 through 10 of the cover pages to this Amendment No. 5 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of August 13, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) As of August 3, 2015, WMSA ceased being Reporting Persons for purposes of this Schedule 13D, as further described in Item 2 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	List of Executive Officers and Board of Managers of Whitebox Advisors, LLC and certain information regarding such persons.

Exhibit No.	Description
99.10	List of the Board of Whitebox General Partners LLC and certain information regarding such persons.

Exhibit No.	Description
99.11	Joint Filing Agreement, dated August 13, 2015, among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 12, 2015

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer
WHITEBOX GENERAL PARTNER LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors, LLC Chief Operating Officer
WHITEBOX MULTI-STRATEGY ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Authorized Person

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC Chief Operating Officer

EXHIBIT 99.1
EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS, LLC
The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.
Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors, LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value and Board member Whitebox Adviosrs, LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer and Board member Whitebox Advisors, LLC	USA
Michael McCormick	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors, LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Associate General Counsel/Chief Compliance Officer Whitebox Advisors, LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors, LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event and Board member Whitebox Advisors, LLC	USA
Jason Cross	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Equity and Board member Whitebox Advisors, LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors, LLC	USA

EXHIBIT 99.10
BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC
The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.
Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors, LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value Whitebox Advisors, LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer Whitebox Advisors, LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event Whitebox Advisors, LLC	USA
Jason Cross	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Equity Whitebox Advisors, LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors, LLC	USA

EXHIBIT 99.11
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 5 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Petroleum Corporation.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 5 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date: August 12, 2015

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer
WHITEBOX GENERAL PARTNER LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC
Chief Operating Officer
WHITEBOX MULTI-STRATEGY ADVISORS, LLC

:	/s/ Mark Strefling
Mark Strefling
Authorized Person

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC
Chief Operating Officer